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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under The Securities Exchange Act of 1934


                               AMERIGON INCORPORATED
                                  (Name of Issuer)

                             COMMON STOCK, NO PAR VALUE
                           (Title of Class of Securities)

                                    03070L-10-2
                                    -----------
                                   (CUSIP Number)

                                    Lon E. Bell
                               Amerigon Incorporated
            5462 IRWINDALE, IRWINDALE CA 91706 TELEPHONE (626) 815-7400
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  AUGUST 21, 1998
                                  ---------------
                        (Date of Event Which Requires Filing
                                 Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                       (Continued on following page(s))

                              PAGE 1 OF 7 PAGES

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CUSIP NO. 03070L-10-2                13 D                     Page 2 of 7 Pages
-------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lon E. Bell SS####-##-####
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                  (b) / /
3     SEC USE ONLY
4     SOURCE OF FUNDS*
      PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
                 7   SOLE VOTING POWER
                     3,488,220 shares (Notes 1 and 2)
    NUMBER OF    8   SHARED VOTING POWER
     SHARES          79,998 shares (Notes 1 and 3)
  BENEFICIALLY   9   SOLE DISPOSITIVE POWER
    OWNED BY         3,488,220 shares (Notes 1 and 2)
      EACH       10  SHARED DISPOSITIVE POWER
 REPORTING PERSON    79,998 shares (Notes 1 and 3)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,568,218 shares
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.43%
14    TYPE OF REPORTING PERSON*
      IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 3 of 7 Pages


NOTES TO PAGE 2 OF SCHEDULE 13D FOR LON E. BELL

Dr. Lon E. Bell ("Dr. Bell") is one of the founders of Amerigon Incorporated (the "Company") and was a major shareholder of the Company prior to the initial public offering of the Company's Class A Common Stock (the "Class A Common Stock") in 1993. Therefore, since the time of the Company's initial public offering, Dr. Bell has been filing Schedule 13G's. Because of the recent transactions described in Item 3 of this Schedule 13D, Dr. Bell is now filing this Schedule 13D in place of an amendment to his previously filed Schedule 13G.

NOTE 1

3,000,000 shares of the Company's Class A Common Stock (the "Escrow Shares), including 2,592,903 shares owned by Dr. Bell, have been placed in escrow pursuant to an agreement (the "Escrow Agreement") by and among the Company, Dr. Bell and certain other shareholders of the Company and an escrow agent. During the period the Escrow Shares are held in escrow, the shareholders of record may vote but not transfer their Escrow Shares; however, options for Escrow Shares may be granted. The Escrow Shares will be released to the shareholders of record owning such Escrow Shares if the Company achieves certain income levels or share price levels prior to specified dates during the period ending December 31, 1998 (the "Escrow Period"). Any Escrow Shares not released from escrow as of April 30, 1999, will automatically be exchanged for shares of Class B Common
Stock, which will then be released from escrow.   The Class B Common Stock is
neither transferable nor convertible and its rights with respect to dividends and liquidation distributions are inferior to those of the Class A Common Stock.. Therefore, the Class B Common Stock has limited economic value. Any dividends or other distributions made with respect to Escrow Shares for which the relevant earnings levels have not been reached within the Escrow Period will be forfeited and contributed to the capital of the Company on April 30, 1999. ownership.

NOTE 2

Dr. Bell has granted options to purchase an aggregate of 598,838 shares of his Class A Common Stock to certain executive officers and employees of the Company as follows: Daniel R. Coker , 5,000 shares; and other employees, former employees and consultants, 593,838 shares. Of these options, options to purchase 500,021 shares of Class A Common Stock related to Dr. Bell's Escrow Shares and are exercisable only at such time, if ever, as the Escrow Shares are released as Class A Common Stock from escrow, and the remaining options do not relate to Escrow Shares. All of the 598,338 shares issuable upon the exercise of these options are included in Dr. Bell's beneficial ownership.

NOTE 3

Dr. Bell has transferred by gift and sale an aggregate of 26,666 shares to each of three trusts, for which he and his spouse are co-trustees, created for the benefit of his children. Such shares total 79,998 and are included in Dr. Bell's beneficial ownership.

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Page 4 of 7 Pages


ITEM 1. TITLE OF CLASS OF SECURITIES AND ISSUER:

          (a) Class A Common Stock, no par value, of Amerigon Incorporated ("Class "A Common Stock").

          (b) Amerigon Incorporated, a California corporation (the "Company" or "Issuer") 5462 Irwindale Avenue, Irwindale, California 91706.


ITEM 2(a). NAME OF PERSON FILING:

          This Schedule 13D is filed on behalf of Dr. Lon E. Bell, an Individual ("Dr. Bell").


ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of the principal business office of Dr. Bell is 5462 Irwindale Avenue, Irwindale, California 91706.


ITEM 2(c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          Dr. Bell is the Chairman of the Board and Chief Executive Officer of Amerigon Incorporated located at 5462 Irwindale Avenue, Irwindale, California 91706.


ITEM 2(d). CRIMINAL CONVICTION DURING LAST FIVE YEARS:

          Dr. Bell has not been convicted in any criminal proceeding during the last five years.


ITEM 2(e). CIVIL PROCEEDINGS DURING LAST FIVE YEARS:

          Dr. Bell has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


ITEM 2(f). CITIZENSHIP:

          Dr. Bell is a United States citizen.

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Page 5 of 7 Pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS:

          Dr. Bell made the following acquisitions of Class A Common Stock on the dates and at the prices listed below:

Date                Number of Shares    Purchase Price per Share      Total Purchase Price
----                ----------------    ------------------------      --------------------

August 21, 1998          50,000                   $0.5125                  $25,625

August 24, 1998          10,000                   $0.50                    $ 5,000

August 25, 1998          10,000                   $0.37                    $ 3,750

August 26, 1998          20,000                   $0.37                    $ 7,500

August 26, 1998          20,000                   $0.37                    $ 7,500

August 28, 1998          10,000                   $0.37                    $ 3,750

TOTALS                   120,000                                           $53,125


     The source of all the funds for the above described transactions are from Dr. Bell's personal funds. Dr. Bell used cash to make the acquisitions.


ITEM 4. PURPOSE OF TRANSACTION:

     Dr. Bell's purchases of Class A Common Stock described in Item 3 were made for investment purposes and not with the purpose nor with the effect of further changing or influencing the control of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

           (a) Dr. Bell beneficially owns 3,568,218 shares of Class A Common Stock representing 28.43% of the issued and outstanding shares of Class A Common Stock. This total includes 3,488,220 shares which Dr. Bell directly owns. In addition, Dr. Bell has transferred by gift and sale an aggregate of 26,666 to each of three trusts, for which he and his spouse are co-trustees, created for the benefit of his children. Such shares total 79,998 and are included in Dr. Bell's beneficial ownership of 3,568,218. Dr. Bell's beneficial ownership interests are subject to California community property laws.

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Page 6 of 7 Pages


           (b) Dr. Bell has the following powers relating voting and disposition of the shares of Class A Common Stock he beneficially owns:

                Sole power to vote or to direct the vote:
                3,448,220 (See Notes 1 & 2)

                Shared power to vote or to direct the vote:
                79,998 (See Notes 1 & 3)

                Sole power to dispose or to direct the disposition of:
                3,448,220 (See Notes 1 & 2)

          .     Shared power to dispose or to direct the disposition of:
                79,998 (See Notes 1 & 3)

           (c)  Other than the transactions described in Item 3 of this
     Schedule 13D, Dr. Bell has not engaged in any transactions involving Class A Common Stock during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER:

          2,592,903 shares of Dr. Bell's beneficially owned shares, together with an additional 407,097 shares of Class A Common Stock owned by certain other shareholders (collectively, the "Escrowed Shares"), are held in escrow pursuant to an agreement (the "Escrow Agreement") by and among the Company, Dr. Bell and certain other shareholders of the Company and an escrow agent. During the period the Escrow Shares are held in escrow, the shareholders of record may vote but not transfer their Escrow Shares; however, options for Escrow Shares may be granted.
       The Escrow Shares will be released to the shareholders of record owning such Escrow Shares if the Company achieves certain income levels or share price levels prior to specifies dates during the period ending December 31, 1998 (the "Escrow Period"). Any Escrow Shares not released from escrow as of April 30, 1999, will automatically be exchanged for shares of Class B Common Stock, which will then be released from escrow. The Class B Common Stock is neither transferable nor convertible and its rights with respect to dividends and liquidation distributions are inferior to those of the Class A Common Stock. Therefore, the Class B Common Stock has limited economic value. Any dividends or other distributions made with respect to Escrow Shares for which the relevant earnings levels have not been reached within the Escrow Period will be forfeited and contributed to the capital of the Company on April 30, 1999.


          Dr. Bell has transferred by gift and sale an aggregate of 26,666 to each of three trusts, for which he and his spouse are co-trustees, created for the benefit of his children. Such shares total 79,998 and are included in Dr. Bell's beneficial ownership of 3,568,218.


          Except as otherwise described in the Schedule 13D, Dr. Bell does not have any contracts, arrangements, understandings or relationships with respect to the Class A Common Stock.


ITEM 7. MATERIALS TO FILED AS EXHIBITS:

          Escrow Agreement among the Company, Dr. Bell and certain other shareholders, previously filed as an exhibit to the Company's Registration Statement in Form SB-2, File No. 33-61702-LA, and incorporated by this reference.

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Page 7 of 7 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


Dated:    September 7, 1998


                                   By: /s/ LON E. BELL
                                           --------------
                                           Lon E. Bell